Virtus Equity Trust

101 Munson Street

Greenfield, Massachusetts 01301

February 12, 2019

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Equity Trust Request for Acceleration of Effectiveness of Registration Statement Filed on Form N-14 (File No. 333-228583)

Dear Ms. Dubey:

Virtus Equity Trust (the “Trust”), on behalf of its Virtus SGA Global Growth Fund, respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 10:00 a.m. Eastern time on February 13, 2019, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Trust’s Registration Statement from the version contained in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14 as filed with the Commission on February 5, 2019, other than changes that have been disclosed to you. All responses to comments as agreed upon will be incorporated into the 497 filing.

Many thanks for your attention to this matter.

Very truly yours,

Virtus Equity Trust

By: /s/ George R. Aylward

Name: George R. Aylward

Title:   President

VP Distributors, LLC

One Financial Plaza

Hartford, CT 06103

February 12, 2019

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Equity Trust Request for Acceleration of Effectiveness of Registration Statement Filed on Form N-14 (File No. 333-228583)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VP Distributors, LLC, as principal distributor of Virtus Equity Trust’s shares, hereby joins Virtus Equity Trust in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern time on February 13, 2019, or as soon as practicable thereafter.

Many thanks for your attention to this matter.

Very truly yours,

VP Distributors, LLC

By: /s/ Francis G. Waltman

Name: Francis G. Waltman

Title:   Executive Vice President